VIA EDGAR

December 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Accounting Branch Chief

Re:	Advanced Drainage Systems, Inc.

Form 10-K for the year ended March 31, 2020

Filed June 1, 2020

File No. 001-36557

Dear Mr. Cash:

Advanced Drainage Systems, Inc. (the “Company”), hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 15, 2020, relating to the Company’s Form 10-K for the fiscal year ended March 31, 2020 (the “2020 Form 10-K”) filed with the Commission on June 1, 2020.

In this letter, we have set forth the Staff’s comment in italics, bold type and have followed the comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the 2020 Form 10-K.

1.

We note that Allied Products & Other segment which includes Allied Products and all other business segments represents 24% of total revenue during FY20. Please tell us and disclose whether Allied Products or any other business segment exceeds the quantitative thresholds for separate segment reporting set forth in ASC 280-10-50-12 for the periods presented.

Our Allied Products & Other segment consists of a range of products which offer adjacent technologies to our core Pipe offerings, providing our customers with a complete drainage solution. The product offerings included within the Allied Products & Other segment consist of our Storm and Septic Chambers, Structures, Fittings and other products.

Our Allied Products & Other segment is an aggregation of separate operating segments. In order to determine whether any operating segments individually, or when aggregated with others, have met the quantitative thresholds for separate segment reporting, we considered guidance in ASC 280-10-50-12.

None of our operating segments within our Allied Products & Other disclosure exceeded more than 10% of reported revenue or reported profit or loss. The largest individual operating segment within Allied Products & Other did not exceed 8% of reported revenue and reported profit. The measure of assets to total operating segment assets is not applicable, as segment assets are not regularly reviewed by the CODM.

In future filings we will disclose the following:

“We aggregate operating segments within our Allied Products & Other segment disclosure. None of our operating segments within our Allied Products & Other businesses segment disclosure exceeds the quantitative thresholds for separate segment reporting.”

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 658-0149.

Sincerely,

/s/ Scott A. Cottrill
Scott A. Cottrill
Executive Vice President, Chief Financial Officer and Secretary

cc:	D. Scott Barbour, President and Chief Executive Officer, Advanced Drainage Systems, Inc.

Tim A. Makowski, Vice President, Controller and Chief Accounting Officer, Advanced Drainage Systems, Inc.

Aaron A. Seamon, Squire Patton Boggs (US) LLP